INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the "Corporation") held on May 19, 2011 (the "Meeting").

Description of Matter	Outcome of Vote
Resolution to elect directors.	The six nominees as proposed in the management information circular for the Meeting (namely, Dr. Isa Odidi, Dr. Amina Odidi, John Allport, Bahadur Madhani, Kenneth Keirstead, Dr. Eldon R. Smith) were elected to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands.
Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof.	Deloitte & Touche LLP were reappointed to the office of auditors until the next annual meeting of shareholders and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands.

DATED the 24th day of May, 2011.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Name: JOHN ALLPORT
Title: V.P, LEGAL AFFAIRS